UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

March 27, 2002

Keith Loveless
General Counsel & Corporate Secretary
Alaska Air Group, Inc.
P.O. Box 68947
Seattle, WA 98168-0947

Re: Alaska Air Group, Inc.
Incoming letter dated March 14, 2002

Dear Mr. Loveless:

This is in response to your letter dated March 14, 2002 concerning the shareholder proposals submitted to Alaska Air Group by Providence Investors, LLC. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: Herbert A. Denton
Managing Member
Providence Investors, LLC
730 Fifth Avenue
Suite 2102
New York, NY 10019

Alaska Air Group, Inc.

March 14, 2002

VIA FEDERAL EXPRESS

Division of Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

RECEIVED
02 MAR 18 PM 12:22
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Re: Exclusion of Shareholder Proposal from Providence Investors, LLC

Ladies and Gentlemen:

On February 20, 2002, we received notice of the intention of Providence Investors, LLC ("Providence"), a shareholder of Alaska Air Group, Inc. ("Alaska Air") since December 27, 2001, to submit certain director nominations, resolutions and other proposals to Alaska Air's 2002 annual meeting. A copy of Providence's notice of intention is attached as Exhibit A.

Alaska Air intends to exclude these proposals from its proxy statement and proxy card in respect of its 2002 annual meeting on the basis that such proposals were not timely submitted under Rule 14a-8(e)(2).

Rule 14a-8(e)(2) provides that a registrant is required to include a shareholder's proposal in its proxy statement for a regularly scheduled annual meeting if that proposal was received at the registrant's principal executive offices not less than 120 calendar days before the date that the registrant's proxy statement was released to security holders in connection with the registrant's previous year's annual meeting. On this basis, the deadline for submission of shareholder proposals for Alaska Air's 2002 annual meeting was December 7, 2001, which date was disclosed in Alaska Air's proxy statement for its 2001 annual meeting (a copy of the relevant section of which is attached as Exhibit B to this letter). This deadline remains effective under Rule 14a-8(e)(2) since Alaska Air's 2002 annual meeting date has not been changed to a date more than 30 days from the date of its 2001 annual meeting (the 2001 annual meeting was held on May 15, 2001, and the 2002 annual meeting is to be held on May 30, 2002). Providence's proposal was dated February 19, 2002, and was received by Alaska Air on February 20, 2002—more than two months after the deadline for submissions. Accordingly, Alaska Air is entitled to exclude Providence's proposal from its proxy statement and proxy card pursuant to Rules 14a-8(e) and (f). The Staff has routinely permitted exclusion of shareholder proposals that have not been submitted on a timely basis. See, e.g. *Aetna, Inc.* (February 7, 2000), *Norfolk Southern Corporation* (March 6, 2000), *Hewlett-Packard Company* (November 27, 2000) and *PPG Industries, Inc.* (January 23, 2002).

BOX 68947 SEATTLE, WA 98168-0947/206-431-7040

For the reasons set forth in this letter, Alaska Air respectfully requests confirmation that the Staff will not recommend any enforcement action to the Commission if Providence's proposals are excluded from Alaska Air's proxy statement and proxy card for its 2002 annual meeting.

As Alaska Air believes that Providence's proposals can be excluded from its proxy statement and proxy card on the basis that they were not submitted in a timely fashion, we have not addressed in this submission the other bases on which such proposals could be excluded under Rule 14a-8. In the event that the request set forth in this letter is not granted, we would appreciate the opportunity to make further submissions to the Commission on such bases in advance of the Commission's final determination on this matter.

Finally, as Providence did not submit its proposals to Alaska Air until February 20, 2002, Alaska Air respectfully requests that the staff waive the requirement set forth in Rule 14a-8(j)(1) that Alaska Air submit its reasons for excluding the proposals no later than 80 days before it files its definitive proxy statement and form of proxy with the Commission. Alaska Air intends to file its proxy statement and proxy card on or about April 15, 2002, and, accordingly, given the lateness of Providence's submissions it has been impossible to comply with the 80-day timing requirement of Rule 14a-8(j)(1) (which would have required that Alaska Air give notice to the Commission of its intent to exclude and the reasons therefor by January 11, 2002). Alaska Air has submitted these reasons to the staff as soon as practicable following receipt of Providence's submissions, taking into account the need to review such submissions and to consult with counsel.

In accordance with Rule 14a-8(j)(2), Alaska Air encloses six paper copies of this submission, and is simultaneously sending a copy of this submission to Providence.

If you have any questions regarding this submission, please direct them to me at the address and phone number above.

Very truly yours,

Keith Loveless
General Counsel & Corporate Secretary

Encls.

VIA FEDERAL EXPRESS

<<NYCORP;2087758.2:4611B:3/7/02-10:20 a>>

EXHIBIT A

PROVIDENCE INVESTORS, LLC
730 Fifth Avenue
Suite 2102
New York, New York 10019
Tel. 212-888-3200
Fax. 212-888-3203

RECEIVED
FEB 20 2002
LEGAL

February 19, 2002

Mr. Keith Loveless
General Counsel & Corporate Secretary
Alaska Air Group, Inc.
19300 Pacific Highway South
Seattle, Washington 98188

Re: Notice of Intention to Submit Director Nominations and to present Resolution and Proposal at the 2002 Annual Meeting of Stockholders

Dear Mr. Loveless:

Pursuant to Article II, Sections 8 & 9 of the ByLaws of Alaska Air Group, Inc. (the "Company" or "ALK") as Amended and in effect January 26, 2000, the undersigned Providence Investors, LLC, ("PILLC"), a stockholder of record of 1,000 shares of Common Stock, par value $1.00 per share (the "Common Stock") of the Company, hereby gives written notice of (i) its intention to nominate two (2) individuals for election to the Company's Board of Directors at the Company's 2002 Annual Meeting of Stockholders, (ii) its intention to present the resolution attached as Exhibit A at the Company's 2002 Annual Meeting, (iii) its intention to present the proposed Bylaw amendment attached as Exhibit B at the Company's 2002 Annual Meeting, and (iv) its intention to appear in person or by proxy at the meeting to make the nominations of the persons named in this notice and present the aforementioned resolution and Bylaw amendment.

A. (i) Name and record address of stockholder who intends to make nominations and bring up other matters:

Providence Investors, LLC
730 Fifth Avenue – Suite 2102
New York, New York 10019

(ii) Class, Series, and number of shares of capital stock of the Company beneficially owned and held of record by Providence Investors, LLC.

1,000 shares of Common Stock, par value $1.00 per share of the Company, beneficially owned and held of record by Providence Investors, LLC.

B. *Name and residence address of the individuals Providence Investors, LLC intends to nominate*

Herbert A. Denton
26 East 93rd Street
New York, New York 10128

Lawrence G. Schafran
54 Riverside Drive – Apt. 14B
New York, New York 10024

C. *Other information regarding the nominees*

Set forth below is such other information regarding each nominee proposed by PILLC as would have been required to be included in a proxy statement filed pursuant to the proxy rules of the Securities and Exchange Commission had each nominee been nominated or intended to be nominated by the Board:

Name and Business Address	Age	Present and Past Five Years Business Experience and Directorship
Herbert A. Denton 730 Fifth Avenue Suite 2102 New York, New York 10019	54	President, Providence Capital, NASD registered broker dealer (1991 to present). **Directorships:** Trover Solutions, Inc., Mesa Air Group, Inc. and PolyMedica Corporation.
Lawrence G. Schafran Banyan Strategic Realty Trust 2625 Butterfield Road Oak Brook, Illinois 60523	63	Managing General Partner of L.G. Schafran & Associates, LLC, a private investment, advisory and development firm (1984 to present). Mr. Schafran is also the Chairman (since 1996) and Co-CEO (since January 2000) of Delta-Omega Technologies, Inc., a specialty chemical company. Interim president and CEO since August 14, 2000 of Banyan Strategic Realty Trust, which is a self-administered infinite life real estate investment trust, organized as a business trust, that owns and operates primarily office and flex/industrial properties. **Directorships:** Tarragon Realty Investors, Inc., PublicCARD, Inc., Banyan Strategic Realty Trust, WorldSpace, Inc., Vertex Interactive, Inc. and Delta-Omega Technologies, Inc.

Set forth below is the amount of all securities of the Company owned by each nominee and all purchases and sales of securities of the Company made by such nominee within the past two years. Unless otherwise indicated, each nominee owns the securities directly and has sole voting and investment power with respect to such securities. All of the securities indicated below are owned beneficially; none of such securities are owned of record but not beneficially:

Name of Nominee	**Number and Class of Securities Owned Beneficially or of Record**	**Purchase and Sales of Securities in the Past Two Years**
Herbert A. Denton	1,000 shares of Common Stock, through Providence Investors LLC, as to which Mr. Denton has shared voting and investment power with Gregory M. Morey, co-managing member of Providence Investors LLC.	**Providence Investors, LLC** 12/27/01 Purchase 1,000 shares
Lawrence G. Schafran	None	None

None of the nominees have been involved in any legal proceeding of the type required to be disclosed in response to instruction 4 to Item 103 of Regulation S-K, Item 401 (f) of Regulation S-K and Item 5(b) (iii) of Schedule 14A. None of the nominees or any of their associates have been engaged in any transactions or similar series of transactions that would be required to be disclosed in response to Item 404(a) of Regulation S-K. None of the nominees have or have had any business relationships that would be required to be disclosed in response to Item 404(b) of Regulation S-K. None of the nominees (or any related party of a nominee of the type of specified in clauses (3), (4) or 5 of Item 404(c) of Regulation S-K) have any indebtness that would be required to be disclosed in response to Item 404(c) of Regulation S-K. Item 405 is not applicable to any of the nominees.

None of the nominees or any of their associates have any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates or with respect to any future transactions to which the company or any of its affiliates will or may be a party.

None of the nominees are (or were during the past year) a party to any contract arrangement or understanding with any person with respect to any securities of the Company.

None of the nominees are party to any arrangement or understanding between him and any other person, including PILLC, pursuant to which he was or is to be selected as a nominee.

Each of the nominees is a citizen of the United States.

Each of the nominees has consented to his nomination, to being named in the proxy statement as a nominee and to serving as a director if elected.

Resolution and Proposal

PILLC is nominating two (2) individuals for election to the Company's Board of Directors at the Company's 2002 Annual Meeting of Stockholders, it is submitting a resolution attached as Exhibit A, and it is submitting the proposed Bylaw amendment attached as Exhibit B at the Company's 2002 Annual Meeting. The resolution requests that the Board redeem the Company's Amended and Restated Rights Agreement dated as of August 7, 1996. The Bylaw amendment amends the Company's director nomination Bylaw (Article II, Section 8), including establishing director qualifications.

PILLC does not have any arrangement or understanding with any person or persons in connection with the resolution or Bylaw amendment. PILLC does not have a material interest in the resolution or Bylaw amendment other than as a stockholder of ALK.

The reasons for the resolution and the proposals revolve around ALK's Rights issued pursuant to the Amended and Restated Rights Agreement on August 7, 1996.

On December 15, 1986 (the "Record Date"), the Board of Directors of Alaska Air Group, Inc. (the "Company") declared a dividend of one preferred share purchase right (an "Original Right") for each outstanding share of common stock, $1.00 par value per share (the "Common Shares"), of the Company. The dividend was payable on the Record Date to the shareholders of record on that date. On August 7, 1996 the Board of Directors amended the Original Rights (in their entirety to represent a right to purchase 1/100 of a share of Series A Preferred Stock, $1.00 par value per share (the "Preferred Shares"), of the Company at a price of $100 per one one-hundredth of a Preferred Share (the "Purchase Price"), subject to adjustment (a "Right"), in certain circumstances.

These Rights are a type of corporate anti-takeover device, commonly known as a "poison pill." The result of the issuance of the Rights is to prohibitively increase the cost to a potential bidder of effecting any merger or tender offer that is not approved by the Board of Directors.

PILLC believes the shareholders of ALK are entitled to decide what is a fair price for their holdings. However, as a consequence of the poison pill, potential bidders for ALK's common stock may be forced to negotiate with management, and are effectively precluded from taking their offer directly to the shareholders. The Board, in an effort to improve shareholder value, should redeem the Rights as soon as practical.

Sincerely,

Providence Investors, ~~LLC~~

By: ______________________
Name: Herbert A. Denton
Title: Managing Member

EXHIBIT A

RESOLVED; That the shareholders of Alaska Air Group, Inc. (the "Company") hereby request the Board of Directors to redeem the Rights issued pursuant to the Amended and Restated Rights Agreement dated as of August 7, 1996, unless said issuance is approved by the affirmative vote of a majority of the outstanding shares at a meeting of the shareholders held as soon as practical.

EXHIBIT B

PROPOSED AMENDMENTS TO THE BYLAWS OF ALASKA AIR GROUP, INC.

RESOLVED that the Bylaws of Alaska Air Group, Inc. be amended in the following manner:

ARTICLE II Section 8 shall be amended to read in its entirety as follows :

SECTION 8. NOTIFICATION OF NOMINATIONS.

Nominations for the election of Directors may be made by or at the direction of the Board of Directors. A stockholder may also nominate a person or persons for election as Directors, but only if written notice of such stockholder's intent to make such nominations is received by the Secretary of the corporation, not later than (i) with respect to an election to be held at a regular annual meeting of stockholders, 90 days in advance of the third Tuesday in May, and (ii) with respect to an election to be held at any other meeting of the stockholders, the close of business on the 10th day following the date of the first public disclosure, which may include any public filing by the corporation with the Securities and Exchange Commission, of the Originally Scheduled Date of such meeting.

Each such notice shall set forth (a) the name and address of the stockholder who intends to make the nomination and of the person or persons to be nominated; (b) a representation that the stockholder is a holder of record entitled to vote at such meeting; (c) a description of all arrangements or understandings between the stockholder and each nominee and any other person or persons (naming them) pursuant to which the nomination is to be made; **(d) a statement certifying that each nominee is qualified under the terms of this Bylaw; (e)** such other information regarding each nominee as would have been required to be included in a proxy statement filed pursuant to the proxy rules of the Securities and Exchange Commission had each nominee been nominated by the Board of Directors; and **(f)** the consent of each nominee to serve as a Director if elected.

It shall be a mandatory qualification for nomination and election as a Director that the person to be nominated has not, while serving as a Director of the corporation, (i) failed (whether by inaction, by vote or by other conduct) to approve the redemption or elimination of poison pill rights within 300 days after a resolution was approved by the holders of a majority of a quorum of the outstanding shares of common stock requesting such redemption or elimination, provided, however, that such person shall not be disqualified if, prior to such person's nomination and election, the stockholders have approved the issuance of the rights by the affirmative vote of a majority of the outstanding shares.

No person shall be eligible to serve as a Director of the corporation unless it is accurately certified in the Board or committee resolution or similar document reflecting the nomination or in the notice of stockholder nomination required by this Bylaw that the person or persons nominated or to be nominated is qualified under the terms of this Bylaw. The chairman of any meeting of stockholders to elect Directors and the Board of Directors shall refuse to recognize the nomination of any person not made in compliance with the foregoing procedures **set forth in this Section 8.** For purposes of these Bylaws, the "Originally Scheduled Date" of any meeting of stockholders shall be the date such meeting is scheduled to occur in the notice first given to stockholders regardless of whether such meeting is continued or adjourned or whether any subsequent notice is given for such meeting or the record date of such meeting is changed.

The provisions of this Section 8 shall control in the event of any conflict between this Section 8 and any other provision of the Bylaws.

EXHIBIT B

Compliance with SEC reporting requirements

Independent auditors

Stockholder proposals

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors and officers to send reports of their ownership of Company common stock to the Securities and Exchange Commission and the New York Stock Exchange. The Company assists its directors and officers by preparing forms for filing. Securities and Exchange Commission regulations also require the Company to identify in this proxy statement any person who failed to file a report on a timely basis. Based on a review of copies of reports furnished to the Company and written representations that no reports were required, the Company believes that everyone subject to Section 16(a) filed the required reports on a timely basis during 2000.

INDEPENDENT CERTIFIED PUBLIC AUDITORS

Our Board of Directors has selected Arthur Andersen LLP as the Company's independent public auditors for the current fiscal year. Representatives of Arthur Andersen LLP are expected to attend the meeting to respond to questions from stockholders and will have the opportunity to make a statement, if they want to do so.

STOCKHOLDER PROPOSALS

The Company's next annual meeting will be held on May 21, 2002. If you wish to submit a proposal for inclusion in the proxy materials for that meeting, you must send the proposal to the Corporate Secretary at the address below. The proposal must be received at the Company's executive offices no later than December 7, 2001 to be considered for inclusion. You must have continuously held at least $2,000 in market value or 1% of the Company's outstanding stock for at least one year by the date of submitting the proposal, and you must continue to own such stock through the date of the meeting.

If you intend to nominate candidates for election as directors or present a proposal at the meeting without including it in the Company's proxy materials, you must provide notice of such proposal to the Company no later than February 20, 2002. The Company's bylaws outline procedures for giving the required notice. If you would like a copy of the procedures contained in our bylaws, please contact:

Corporate Secretary
Alaska Air Group, Inc.
P. O. Box 68947
Seattle, WA 98168

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 27, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Alaska Air Group, Inc.
Incoming letter dated March 14, 2002

The submission relates to board nominations, a bylaw amendment and the redemption of rights issued under Alaska Air Group's Amended and Restated Rights Agreement.

To the extent that the submission involves a rule 14a-8 issue, there appears to be some basis for your view that Alaska Air Group may exclude the submission under rule 14a-8(e)(2) because Alaska Air Group received it after the deadline for submitting proposals. Accordingly, we will not recommend enforcement action to the Commission if Alaska Air Group omits the submission from its proxy materials in reliance on rule 14a-8(e)(2). It is unclear whether the submission involves only rule 14a-8 issues, or also questions regarding nomination procedures, a matter we do not address. To the extent the submission involves a question of Alaska Air Group's nomination procedures, rule 14a-8 would not be implicated.

We note that Alaska Air Group did not file its statement of objections to including the submission in its proxy materials at least 80 days before the date on which it will file definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we hereby grant Alaska Air Group's request that the 80-day requirement be waived.

Sincerely,

Keir Devon Gumbs
Special Counsel